Exhibit 12.1

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$606,819	$564,798	$473,406	$400,389	$281,174
Fixed charges	7,712,290	6,515,669	4,373,095	2,205,502	1,796,614

Earnings available for fixed charges	$8,319,109	$7,080,467	$4,846,501	$2,605,891	$2,077,788

Fixed charges:
Interest on consolidated obligations	$7,419,087	$6,263,775	$4,181,838	$2,127,790	$1,732,244
Interest on deposits	266,562	218,831	152,872	59,813	58,565
Interest on borrowings from other FHLBanks	48	68	33	9	26
Interest on securities sold under agreement to repurchase	14,550	23,200	28,776	16,593	5,682
Mandatorily redeemable capital stock	11,307	9,234	9,405	1,239	—
Interest on other borrowings	736	561	171	58	97

Fixed charges	$7,712,290	$6,515,669	$4,373,095	$2,205,502	$1,796,614

Ratio of earnings to fixed charges	1.08	1.09	1.11	1.18	1.16